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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 06065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCA SAVVIAN ADVISORS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 CALIFORNIA STREET, SUITE 2300

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

SAN FRANCISCO	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL H. VEATCH   415-318-3626

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM & CO. LLP

(Name – if individual, state last, first, middle name)

465 CALIFORNIA STREET, SUITE 700, SAN FRANCISCO, CA 94111

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL H. VEATCH _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

GCA SAVVIAN ADVISORS, LLC _____ , as

of DECEMBER 31 _____, 20 14 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

See Attached

_____
Notary Public

Daniel H. Veatch
_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Comprehensive Income
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California)

County of _SAN FRANCISCO_)

On _FEB 25, 2015_ before me, _JAMES KADLECK, NOTARY PUBLIC_,

Date — Here Insert Name and Title of the Officer

personally appeared _DANIEL VEATCH_

Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JAMES KADLECK
Commission # 2052293
Notary Public - California
San Francisco County
My Comm. Expires Dec 17, 2017

Signature _____

Signature of Notary Public

MY COMMISSION
EXPIRES DEC 17, 2017

Place Notary Seal Above

———————————— OPTIONAL ————————————

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _PER DOCUMENT_ Document Date: _JAN - DEC 2014_

Number of Pages: _3_ Signer(s) Other Than Named Above: _____
INCLUDING THIS FORM

Capacity(ies) Claimed by Signer(s)

Signer's Name: _DANIEL VEATCH_

☑ Corporate Officer — Title(s): _CFO_
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _GCA SAVVIAN_

Signer's Name: _____

☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

GCA SAVVIAN ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
WITH
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

GCA SAVVIAN ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2014

TABLE OF CONTENTS

Page



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee
of GCA Savvian Advisors, LLC

We have audited the accompanying financial statements of GCA Savvian Advisors, LLC (a Delaware limited liability company) (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of comprehensive income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GCA Savvian Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Supplemental Schedule I - Computation of Net Capital Under Rule 15c3-1, Supplemental Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Supplemental Schedule III - Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of GCA Savvian Advisors, LLC's financial statements. The supplemental information is the responsibility of GCA Savvian Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

OUM & Co. LLP

San Francisco, California
February 24, 2015

GCA SAVVIAN ADVISORS, LLC

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$	28,328,739
Accounts receivable, net of allowance of $52,376		1,125,924
Due from affiliates		884,454
Deferred tax asset		617,072
Prepaid expenses		199,568
Restricted investment		568,200
Total assets	$	31,723,957

Liabilities and Member's Equity

Accounts payable	$	404,129
Accrued compensation		10,282,866
Due to affiliates		1,403,746
Deferred revenue		431,667
Deferred rent		551,259
Other accrued liabilities		1,076,686
Total liabilities		14,150,353
Commitments and contingencies (Note 7)		
Member's equity		17,573,604
Total liabilities and member's equity	$	31,723,957

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

(1) Organization and Operations

GCA Savvian Advisors, LLC (the Company), a Delaware limited liability company, is a wholly owned subsidiary of GCA Savvian, Inc., a Delaware corporation. GCA Savvian, Inc. is a wholly owned subsidiary of GCA Savvian Corporation (GCAS Corp.), a Japanese company listed on the Tokyo Stock Exchange.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was originally licensed on November 24, 2003 as Perseus Advisors, LLC. In February 2006, the Company changed its business name to Savvian Advisors, LLC. In March 2008, the Company changed its business name to GCA Savvian Advisors, LLC. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly providing advisory services in mergers and acquisitions and other complex transactions. Other than the cross-border transactions described in Note 5, all of the Company's revenues are derived in the United States of America.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates and Assumptions*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the determination of the fair value of securities received as compensation for services provided; the collectability of accounts receivable; the average period of customer arrangements over which non-refundable initial or one-time fees are recognized as revenue; the allocation of revenue between the Company and GCAS Corp.; and the allocation of compensation benefits and other expenses incurred by GCA Savvian, LLC, a subsidiary of GCA Savvian, Inc. on behalf of the Company.

(b) *Basis of Accounting*

The Company prepares its financial statements in conformity with U.S. GAAP.

(c) *Revenue Recognition*

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Monthly

Retainer Fees are recognized monthly as services are provided. Transactional Fees are recognized as revenue when the related transaction is completed and fees are earned.

Initial or one-time retainer fees received at the start of an engagement are deferred upon receipt and recognized as revenue over the estimated average period the services are to be provided.

The Company recognizes direct reimbursements of client related expenses related to its investment banking services as a reduction in Other general and administrative expenses. Net direct expenses related to client reimbursable expenses of $639,233 are included in the Other general and administrative expense category on the Statement of Comprehensive Income.

For the year ended December 31, 2014, 10%, or $5,792,048, of the revenue was from one client.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase.

The Company places its cash with a well established financial institution and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. As of December 31, 2014, $28,010,005 of cash held at First Republic Bank was in excess of the FDIC limit of $250,000.

The Company utilizes the guidance in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company's fair value measurements utilize quoted prices in active markets for all cash equivalents and, therefore, are valued at "Level 1" in the fair value hierarchy, as defined by ASC 820.

(e) *Accounts Receivable and Allowance for Doubtful Accounts*

Accounts receivable are recorded at the invoiced amount, do not bear interest, and are recorded net of an allowance for doubtful accounts. Historically, the Company's credit losses have not been significant; however, as of December 31, 2014, the Company has recorded an allowance for doubtful accounts of $52,376. Allowances for doubtful accounts are generally based on specifically identifying accounts that are past due that are deemed by management to not likely be collectible.

(f) *Fair Value of Financial Instruments*

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued compensation and other accrued liabilities approximate the fair value of these financial instruments due to the short-term nature of the instruments.

ASC 820 established a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. These tiers are as follows: Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than the quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as significant unobservable inputs (entity developed assumption) in which little or no market data exists.

(g) *Income Taxes*

The Company is a single member LLC, which is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's results of operations are included in the consolidated tax return of GCA Savvian, Inc. As the Company's results of operations provide the funding source for payment of GCA Savvian Inc.'s income taxes, the Company accounts for income taxes in its standalone financial statements, which will differ from the income taxes recognized by GCA Savvian, Inc.

The Company follows the provisions of FASB ASC 740, *Income Taxes,* as it relates to accounting for uncertain income taxes. FASB ASC 740 clarifies the accounting and disclosure for uncertain tax positions. The Company analyzed its tax filing positions in all of the federal, state and foreign tax jurisdictions in which it is required to file income tax returns, as well as for all open tax years in these jurisdictions. As such, no liabilities for uncertain income tax positions were recorded as of December 31, 2014.

(h) *Advertising and Promotion Costs*

The Company expenses advertising and promotion costs as incurred. Advertising and promotion costs were $25,000 for the year ended December 31, 2014, and are included in marketing and business development expenses in the accompanying financial statements.

(i) *Restricted investment and fair value measurements*

At December 31, 2014, the Company's restricted investment consists of an investment in 127,551 common shares of Violin Memory, Inc. (NYSE: VMEM). The Company is prohibited from selling the restricted stock until February 2015. The Company classifies this investment as available-for-sale. Thus, the investment is

reflected at fair value and any unrealized gain (loss) is recorded as Other Comprehensive Income in member's equity.

The fair value of the investment at December 31, 2014 is determined as Level 2 in the Fair Value hierarchy established by ASC 820, and is based on quoted prices in active markets and a discount for implied marketability, due to the restriction to sell the securities. The discount applied for lack of marketability at December 31, 2014 was derived using a put option value and the time horizon of the restriction. The Company hired an independent professional valuation company to perform the valuation of the discount.

(3) Employee Benefit Plans

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit sharing contributions to the plan. During 2014, the Company did not make any profit-sharing contributions to the plan.

(4) Income Taxes

The provision for income taxes for the year ended December 31, 2014 is as follows:

	Current	Deferred	Total
Federal	$ 8,184,208	$ 66,417	$ 8,250,625
State	1,203,172	28,354	1,231,526
	$ 9,387,380	$ 94,771	$ 9,482,151

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state and local taxes and non-deductible expenses.

The tax effects of temporary differences that give rise to the deferred tax assets as of December 31, 2014 are the California income taxes, accrued compensation, deferred rent and accrued vacation.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and available tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, management

GCA SAVVIAN ADVISORS, LLC

Notes to Financial Statements
December 31, 2014

believes it is more likely than not that the Company will realize the benefits of these deductible differences. As of December 31, 2014, management has not recorded any valuation allowance on existing deferred tax assets.

(5) Related Party Transactions

The Company reimburses GCA Savvian, LLC for certain expenses paid on behalf of the Company in accordance with the terms of an Expense Reimbursement Agreement. Specifically, the Company recognized $191,984 of other general and administrative expenses, $2,574,217 of office and equipment lease expenses, and $859,869 of compensation and benefits expenses in 2014 for costs incurred by GCA Savvian, LLC on behalf of the Company.

The Company reduced its Compensation and benefits expense by $1,222,119 related to net compensation paid by the Company for the benefit of GCA Savvian, LLC related to employees that are paid by the Company who perform work for GCA Savvian, LLC. In addition, the Company recorded $9,482,151 of income tax provision incurred by GCA Savvian, Inc. for federal, state, and local income taxes. The amount represents the Company's portion of income tax expense incurred by GCA Savvian, Inc. The Company made cash distributions to GCA Savvian, Inc. to fund the payment of income taxes owed by GCA Savvian, Inc.

In addition, the Company and GCAS Corp. have an agreement to reimburse certain expenses and fees paid on the other's behalf. The Company recognized $249,057 of reimbursements from GCAS Corp. in 2014 in other general and administrative expenses. The Company and GCAS Corp. allocate revenue earned on cross-border transactions in accordance with its existing transfer pricing methodology. During 2014, the Company recognized $1,166,343 of revenue from cross-border transactions initiated by GCAS Corp. (included in investment banking and transaction fees on the accompanying Statement of Comprehensive Income), and allocated $2,546,250 of revenue to GCAS Corp. for cross-border transactions initiated by the Company (included in expenses on the accompanying Statement of Comprehensive Income).

As of December 31, 2014, the Company had receivables from GCAS Corp of $249,057; from GCA Savvian Europe Limited, a subsidiary of GCAS Corp., of $355,632; from GCA Savvian, LLC, a subsidiary of GCA Savvian, Inc. of $279,765. The Company had outstanding payables at December 31, 2014 of $1,403,746 to GCAS Corp.

(6) Other Comprehensive Income

The Other Comprehensive Income amount on the Statement of Changes in Member's Equity represents the unrealized gain on Violin Memory stock held by the Company. See note 2(i). The restricted investment amount on the Statement of Financial Condition represents the fair market value of the stock at December 31, 2014.

(7) Commitments and Contingencies

(a) *Leases*

GCA Savvian, LLC has entered into various lease agreements for office facilities and equipment and furniture used by the Company. The lease agreements expire on various dates through 2017. The Company incurred $1,970,160 of office facility lease expense and $665,907 of equipment and furniture lease expense during 2014 consisting primarily of reimbursements to GCA Savvian, LLC under the Expense Reimbursement Agreement.

The office facility leases for the San Francisco, CA and New York, NY, offices provide for escalating rent payments or free rent periods during the lease term. The Company recognizes rental expense on a straight-line basis over the lease term and records as deferred rent the difference between the amount charged to expense and the rent payment amount.

Future minimum payments under lease obligations for office facilities for years ending after December 31, 2014 are as follows:

Year ending December 31,	Office facilities
2015	$ 1,979,365
2016	1,128,900
2017	530,259
	$ 3,638,524

(b) *Legal Matters*

The Company is not aware of any material pending or threatened litigation as of December 31, 2014.

(c) *Net Capital Requirements*

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1, of $14,178,386, which was $13,235,029 in excess of its net capital requirement of $943,357. The Company's ratio of aggregate indebtedness to net capital was 1 to 1 as of December 31, 2014.

GCA SAVVIAN ADVISORS, LLC

Notes to Financial Statements
December 31, 2014

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(i) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(8) Subsequent Events

The Company has evaluated subsequent events through February 24, 2015, the date the accompanying financial statements were available to be issued, and has determined there are no matters requiring disclosure.